Exhibit 99.31

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

August 18, 2010	No. 10-14

Avalon Announces Engagement of SNC-Lavalin to Complete
Scoping Study for a Rare Earth Separation Plant

Toronto, ON — Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF) (“Avalon” or the “Company”) is pleased to announce that it has engaged SNC-Lavalin Group Inc. (“SNC-Lavalin”) to complete a scoping study for the construction of a rare earth separation plant in North America. This study will provide Avalon with an estimate of capital and operating costs, as well as identify specific criteria for site selection. The study is scheduled for completion by September 30, 2010.

"Our prospective customers have indicated that they want Avalon to supply separated rare earth oxides, including the heavy rare earths, from a location outside China" said Pierre Neatby, Avalon’s Vice President, Sales and Marketing. “The Company recognized that need some time ago but now, supported by the results of a positive Prefeasibility Study, we are in a position to more seriously consider the possibility of establishing a North American heavy rare earth separation facility”, added Neatby.

At the present time, there is no active separation facility in operation outside of China capable of producing all the heavy rare earths as separated oxides. Avalon, with a heavy rare earth rich product from its Nechalacho deposit at Thor Lake, NWT, is uniquely positioned to fill this important niche in the marketplace. "Avalon's goal is to deliver to our customers separated rare earth products at competitive prices in the form they need, and to specifications their applications demand." commented Don Bubar, Avalon's President and CEO.

The scoping study is relying on SNC-Lavalin's expertise, and the experience of John Goode, P.Eng., Avalon’s consulting metallurgist, who is familiar with REE separation technology and has managed Due Diligence reviews of rare earth separation plants in China.  Additional input is being provided by third parties closely associated with current Chinese separation plants.

Consumers are looking for a complete supply chain solution to emerge outside of China.  Accordingly, Avalon is looking at various alternatives to help serve that need including partnerships with interested parties. The contemplated facility could not only process material produced by Avalon, but could also be used to process chemical concentrates from other rare earth producers.

Rare earth elements are used in the production of many clean technology products such as hybrid and electric vehicles, wind turbines, and energy-efficient lighting and are also used extensively in the electronics industry. Primary supplies originate mainly from China and are increasingly constrained as Chinese internal demand starts to outstrip domestic supply.

About SNC-Lavalin Group Inc. (TSX:SNC)
SNC-Lavalin is one of the leading engineering and construction groups in the world and a major player in the ownership of infrastructure, and in the provision of operations and maintenance services. SNC-Lavalin has offices across Canada and in over 35 other countries around the world, and is currently working in some 100 countries.

About Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF)
Avalon Rare Metals Inc. is a mineral development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in clean technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones. Avalon's performance on community engagement in the north earned it the 2010 PDAC Environmental and Social Responsibility Award.

Shares Outstanding:  79,104,270. Cash resources: approximately $8 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com.  For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or phone Don Bubar, President and CEO at 416-364-4938.

This news release contains forward-looking information and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Forward-looking information is based on the opinions and estimates of management at the date the information is given, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.